SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

hhgregg, Inc.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

42833L108

(CUSIP Number of Common Stock Underlying Class of Securities)

Dennis L. May

President, Chief Executive Officer

hhgregg, Inc.

4151 East 96th Street

Indianapolis, Indiana 46240

(317) 848-8710

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christina E. Melendi, Esq.

Bingham McCutchen LLP

399 Park Avenue

New York, New York 10022

(212) 705-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,497,971	$2,250.32

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,923,127 shares of common stock, par value $0.0001 per share, of hhgregg, Inc. having an aggregate value of $16,497,971 as of March 27, 2013 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes-Merton option pricing model based on a price per share of common stock of $11.04, the closing price of our common stock as reported on the New York Stock Exchange on March 27, 2013. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,250.32	Filing party: hhgregg, Inc.
Form or Registration No.: Schedule TO	Date filed: April 2, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 amends and supplements that certain Tender Offer Statement on Schedule TO relating to an offer (the “Offer”) by hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”), to exchange options to purchase up to an aggregate of 2,923,127 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), whether vested or unvested, that (i) were granted subsequent to July 18, 2007; (ii) were granted under the hhgregg, Inc. 2007 Equity Incentive Plan (the “Plan”); and (iii) are held by Eligible Optionees (the “Eligible Options”), each grant of such Eligible Options being an “Eligible Option Grant”).

The Company is amending the Offer solely to (1) remove the requirement that Eligible Optionees exchange all or none of their Eligible options and replace such requirement with the ability to pick and choose which Eligible Option Grants such Eligible Optionee will exchange, (2) change the Expiration Date of the Offer to April 30, 2013 and (3) change the New Option Grant Date to May 1, 2013. Only those items amended are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO. All capitalized terms not otherwise defined in this Schedule TO shall have the meanings assigned to such terms in the Offer to Exchange attached hereto as Exhibit (a)(1)(A).

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange has been amended and is incorporated herein by reference.

(b)	Securities.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of Options; Expiration Date,” “Acceptance of Options for Exchange and Issuance of New Options,” and “Source and Amount of Consideration; Terms of New Options” has been amended and is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Shares Underlying the Options” has been amended and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Number of Options; Expiration Date,” “Purpose of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange and Issuance of New Options,” “Conditions of the Offer,” “Source and Amount of Consideration; Terms of New Options,” “Price Range of Shares Underlying the Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” and “Extension of Offer; Termination; Amendment” has been amended and is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the Offer” has been amended and is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of Options for Exchange and Issuance of New Options” and “The Offer—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” has been amended and is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” has been amended and is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and Amount of Consideration; Terms of New Options” has been amended and is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the Offer,” has been amended and is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information

The information set forth in Schedules B and C to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements” and “The Offer—Additional Information” has been amended and is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Amended and Restated Offer to Exchange Certain Outstanding Options for New Options, dated April 17, 2013
(a)(1)(B)	Summary of Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(C)	Electronic Mail to all Eligible Optionees on behalf of Dennis L. May, dated April 17, 2013
(a)(1)(D)	Election Form
(a)(1)(E)	Form of Eligible Option Information Sheet
(a)(1)(F)	Screen Shots of Offer Website
(a)(1)(G)	Confirmation of Receipt of Election Form
(a)(1)(H)	Form of Reminder Electronic Mail
(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer
(a)(1)(J)	Agreement to Terms of Election
(a)(1)(K)	Frequently Asked Questions Sheet

(b)	Not applicable.

(d)(1) The Plan, incorporated herein by reference to Exhibit 10.20 to the Company’s registration statement on Form S-1, filed with the SEC on April 18, 2007.

(d)(2) The Form of hhgregg, Inc. Equity Incentive Plan Option Award, incorporated herein by reference to Exhibit 10.27 to the Company’s annual report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2008.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

HHGREGG, INC.

/s/ Dennis L. May
Name: Dennis L. May
Title: President and Chief Executive Officer

Date: April 17, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Exchange Certain Outstanding Options for New Options, dated April 17, 2013

(a)(1)(B)	Summary of Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(C)	Electronic Mail to all Eligible Optionees on behalf of Dennis L. May dated April 17, 2013

(a)(1)(D)	Election Form

(a)(1)(E)	Form of Eligible Option Information Sheet

(a)(1)(F)	Screen Shots of Offer Website

(a)(1)(G)	Confirmation of Receipt of Election Form

(a)(1)(H)	Form of Reminder Electronic Mail

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer

(a)(1)(J)	Agreement to Terms of Election

(a)(1)(K)	Frequently Asked Questions Sheet

(b)	Not applicable.

(d)(1)*	The hhgregg, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.20 to the Company’s registration statement on Form S-1, filed with the SEC on April 18, 2007.

(d)(2)*	The Form of hhgregg, Inc. Equity Incentive Plan Option Award, incorporated herein by reference to Exhibit 10.27 to the Company’s annual report on Form 10-K, filed with the SEC on June 3, 2008.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-1 filed with the Securities and Exchange Commission on April 2, 2013.

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